Michael D. Ritz
Direct: (410) 427-1728
Facsimile: (410) 427-8828

July 6, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233
100 F Street, N.E.
Washington DC 20549
Attn: Kevin Woody, Branch Chief Office of Real Estate and Commodities

RE: Omega Healthcare Investors, Inc.
OHI Healthcare Properties Limited Partnership
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 10, 2018
File Nos. 1-11316 and 333-203447-11

Ladies and Gentlemen:

On behalf of Omega Healthcare Investors, Inc. ("Omega"), I am responding to the comment received from your office by letter dated June 26, 2018 (the "June Letter") with respect to the above-referenced Form 10-K and 10-Q (the "Form 10-Q").

I have restated and responded to your comments in the June Letter below.  Capitalized terms used in this letter have the meanings ascribed to them in the Form 10-Q.  All page references (excluding those in the headings and the staff's comment) refer to the pages of the Form 10-Q.

Form 10-Q filed May 10, 2018

Notes to the Consolidated Financial Statements Note 5 – Other Investments

1.
We note that Orianna Health Systems ("Orianna") commenced voluntary Chapter 11 proceedings in March 2018 and that you have total other investment notes outstanding of approximately $39.7M with Orianna.  Please tell us in detail how you determined whether or not there was any impairment of your other investments outstanding with Orianna.  Please cite the applicable accounting guidance in your response.

Response:  As of March 31, 2018, we have not recorded impairment charges related to our other investment notes outstanding with Orianna pursuant to the guidance in ASC 310-10-35-2 as we believed it was probable that we would collect all of the interest and principal payments per the related agreements.

We based our collectability analysis, in part, on the following:

(a) as of March 31, 2018, $24.5 million of the other investments was owing under a $30.0 million senior secured super-priority debtor in possession loan (the "DIP Financing Loan") provided by Omega to Orianna in March 2018.  The DIP Financing Loan, which was approved by the U.S. Bankruptcy Court for the Northern District of Texas, is secured by a senior lien on substantially all assets of Orianna and entitled to super-priority claim status in Orianna's bankruptcy cases.  Furthermore, under Orianna's bankruptcy plan (the "Plan"), Orianna proposes to repay the DIP Financing Loan in full.

(b) as of March 31, 2018, $15.2 million of the other investments was owing under a $18.8 million working capital note (the "Working Capital Note") originally issued in 2017.  Under the Plan, Orianna proposes to make a distribution to Omega on account of Omega's allowed secured claims, and such distribution is currently anticipated to be in an amount sufficient to satisfy in full the amounts outstanding under the Working Capital Note.

Thank you for your consideration of our responses to your comments.  We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions or if you need further assistance, please call me at 410/427-1728.

OMEGA HEALTHCARE INVESTORS, INC.

By: /s/ Michael Ritz
Michael Ritz
Chief Accounting Officer

MDR/dmt

Enclosures

cc:

Isaac Equivel, U.S. Securities and Exchange Commission
Robert O. Stephenson, Omega CFO